EXHIBIT 99.1

Tekmira Provides Periodic Update to Shareholders Regarding Litigation

VANCOUVER, British Columbia, Sept. 19, 2012 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today provided a periodic update to its shareholders on the ongoing litigation with Alnylam Pharmaceuticals, Inc. and AlCana Technologies, Inc.

"We are firmly committed to regaining control of our LNP technology and preserve its full value for Tekmira. The Massachusetts Superior Court has issued a pre-trial scheduling order with the timeline for the remaining pre-trial events leading up to a trial commencing on November 14, 2012," said Dr. Mark J. Murray, Tekmira's President and CEO.

Key activities in the legal timeline include:

  Expert depositions will be completed by September 28, 2012.
  Witness lists, exhibit lists and other motions must be completed during October 2012.
  The final pre-trial conference will be on November 7, 2012.
  Jury empanelment will begin on November 13, 2012.
  The trial will commence, in front of a jury, on November 14, 2012.

Documents related to ongoing litigation can be found on the company's website at www.tekmirapharm.com.

Background to Ongoing Litigation

In March 2011, Tekmira filed a complaint in Massachusetts Superior Court against Alnylam alleging misappropriation and misuse of trade secrets, know-how and other confidential information, unfair and deceptive trade practices, unjust enrichment, unfair competition and false advertising. In April 2011, Alnylam filed an answer and counter-claim to our complaint. In June 2011, Tekmira amended its complaint to add AlCana as a defendant and add new claims alleging breach of contract, breach of the implied covenant of good faith and fair dealing, tortious interference with contractual relationships, and civil conspiracy. As described in the amended complaint, Tekmira is seeking relief in the form of damages — including the royalties and profits Alnylam and AlCana would receive from the alleged improper use of Tekmira's technology and the termination of Alnylam's license to Tekmira's technology. In June 2011, Alnylam filed an amended answer and counter-claim, and, in July 2011, AlCana filed its answer and counter-claim to Tekmira's amended complaint. Alnylam's answer and amended counter-claim alleges, in summary, breach of contract: contractual dispute resolution and confidentiality provisions, defamation, breach of covenant not to sue, breach of patent prosecution cooperation and non-use provisions, and breach of an implied covenant of good faith and fair dealing. AlCana's answer and amended counter-claim alleges, in summary, breach of contract and breach of an implied covenant of good faith and fair dealing. Alnylam's defamation counter-claim was dismissed by the BLS Court in September 2011 including an award of Tekmira's attorney's fees and costs. The pre-trial scheduling order has been issued outlining the remaining pre-trial events, with the trial scheduled to commence, in front of a jury, beginning on November 14, 2012.

In a related matter, Tekmira filed a Notice of Civil Claim in the Supreme Court of British Columbia against certain individuals from AlCana alleging that thousands of confidential documents containing Tekmira's confidential information and trade secrets were downloaded and taken from Tekmira. The alleged document downloading was discovered in the course of producing documents in Tekmira's litigation against Alnylam and AlCana in the Massachusetts Superior Court. Tekmira sought and received an injunction ordering the defendants to surrender all confidential information belonging to Tekmira and prohibiting the defendants from using or disclosing Tekmira's confidential information to any person or corporation. Tekmira is also seeking general and punitive damages. In May 2012, the Supreme Court of British Columbia ruled that the dispute between the corporate parties pending in Massachusetts Superior Court should be resolved prior to addressing the matter in British Columbia. Tekmira's original injunction granted by the Supreme Court of British Columbia is still upheld.

About RNAi and Tekmira's LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects," and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about the nature and prospects of the complaint filed by Tekmira against Alnylam and AlCana in the Massachusetts Superior Court; the trial date of November 14, 2012 in Tekmira's litigation with Alnylam and AlCana in the Massachusetts Superior Court; the pre-trial scheduling events and timeline for the remaining pre-trial events leading up to the trial date; the nature and prospects of the civil complaint filed against certain individuals from AlCana in the Supreme Court of British Columbia; and Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: the nature and prospects of the litigation with Alnylam and AlCana filed in the Massachusetts Superior Court; the nature and scope of the civil complaint filed in the Supreme Court of British Columbia against certain individuals from AlCana; costs and timing – including the trial date of November 14, 2012 – of the litigation with Alnylam and AlCana, and the effects of such on Tekmira's financial position and execution of Tekmira's business strategy; LNP's status as a leading RNAi delivery technology; and Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the final outcomes of the litigation with Alnylam and AlCana and the litigation with certain individuals from AlCana are not presently determinable or estimable and may result in outcomes that are unfavorable to Tekmira; there may be no basis for which Tekmira has any rights or entitlement to damages from AlCana in the civil complaint or Alnylam and AlCana in the separate action before the Business Litigation Session of the Massachusetts Superior Court in the quantum anticipated by Tekmira, or at all; the pre-trial events, the timing of such pre-trial events, and the trial date in Tekmira's litigation with Alnylam and AlCana in the Massachusetts Superior Court may not occur on the dates currently anticipated, or at all; legal expenses associated with litigation are uncertain and may exceed current estimates, which may have a material adverse effect on Tekmira's financial position and ongoing business strategy; the uncertainty of litigation, including the time and expenses associated therewith; risks and uncertainties involved in the litigation process, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; future operating results are uncertain and likely to fluctuate; Tekmira's ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; and Tekmira may become subject to product liability or other legal claims for which the Company has made no accrual in its financial statements.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Report on Form 20-F for the year ended December 31, 2011, which is available at www.sedar.com or at www.sec.gov/edgar. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca